
Imperial
Metals

Imperial Metals Corporation
580 Hornby Street, Suite 200
Vancouver, B.C.
Canada V6C 3B6
Tel: 604.669.8959
Fax: 604.687.4030
www.imperialmetals.com

RECEIVED
2005 FEB -4 A 10:44
OFFICE OF INTERNATIONAL
CORPORATE FINANCE


05005565

January 27, 2005

SUPPL

U.S. Securities and Exchange Commission
Office of International Corporate Finance
Mailstop 3-2
450 - 5th Street N.W.
Washington, D.C. 20549

Dear Sirs:

Re: File No. 82-34714

We enclose a copy of documentation filed with the Toronto Stock Exchange and securities commissions in connection with the private placement of shares:

1. correspondence with the Toronto Stock Exchange dated October 14, 2004, October 18, 2004, November 18, 2004 and November 29, 2004.
2. Material Change Report dated October 5, 2004 and October 21, 2004 filed with the securities commissions
3. Form 45-501F1 filed with the Ontario Securities Commission
4. Form 45-103F4 filed with the British Columbia Securities Commission

Yours truly,

IMPERIAL METALS CORPORATION
Rio Budhai
Rio Budhai
Assistant Corporate Secretary
Direct Line: 604.488.2659
E-mail: riobudhai@imperialmetals.com

Enclosures

dlw 2/9

PROCESSED
FEB 09 2005
THOMSON
FINANCIAL

82-34714



Imperial Metals

RECEIVED
2005 FEB -11 A 10:11

Imperial Metals Corporation
580 Hornby Street, Suite 200
Vancouver, B.C.
Canada V6C 3B6
Tel: 604.669.8959
Fax: 604.687.4030
www.imperialmetals.com

October 14, 2004

BY FAX (416-947-4547)

Toronto Stock Exchange
The Exchange Tower
2 First Canadian Place
Toronto, ON
M5X 1J2

Attention: Julie Shin, Senior Advisory Counsel, Advisory Affairs
Greg Ferron, Manager, Listed Issuer Services

Dear Sirs:

Imperial Metals Corporation – Notice of Private Placement

We refer to the Company's news release of October 5, 2004, a copy of which is enclosed. Pursuant to the requirements of section 619(a) of your Company Manual, we advise as follows:

1. Name of Issuer: Imperial Metals Corporation.

2. Description of securities to be placed:

    (a) class: Common shares/Flow through common shares.

    (b) number: 1,325,000/700,000.

    (c) price: $7.50 per common share/$9.00 per flow through common share.

    (d) voting rights: One vote per common share.

    (e) if there are tax credits attached to the securities, please describe:

    Flow-through tax credits

    (f) if the securities are not of a listed class, summarize the provisions:

    N/A

(g) if convertible into another class of securities, the maximum number of securities issuable upon conversion:

N/A

(h) description of any attached warrants (or options), including:

(i) number:

N/A

(ii) exercise price:

N/A

(iii) term to expiry:

N/A

(iv) other significant terms:

N/A

3. Number of currently issued and outstanding shares of each class of shares of the Company, excluding non-voting preferred shares:

25,844,189 as at October 12, 2004.

4. Is the placement entirely or in part non-arm's length? (For this purpose, a non-arm's length private placement includes a transaction in which any director or officer of the issuer, or any beneficial owner of securities carrying more than 10% of the voting rights attaching to all outstanding voting securities of the issuer, has a beneficial interest, direct or indirect.)

The placement is in part non-arm's length.

5. If the answer to question 4 is yes:

(a) percentage of which is non-arm's length:

Approximately 32% of the common shares and 57% of the flow-through common shares, and 41% of the total shares being issued

(b) for each non-arm's length placee, state the placee's name and current holdings of voting securities of the issuer (direct or indirect) in terms of number and percentage, and the number of securities to be purchased under the private placement:

Murray Edwards is purchasing 220,000 flow through shares. Directly, Murray Edwards currently beneficially owns 1,469,844 common shares of the Company (5.69% of the current issued and outstanding common share capital of the Company). Edco Oil & Gas Ltd. is purchasing 135,000 flow through shares. Directly, Edco Oil & Gas Ltd. currently

beneficially owns 2,790,470 common shares of the Company (10.80% of the current issued and outstanding common share capital of the Company). Edco Capital Corporation is purchasing 400,000 non flow through shares. Directly, Edco Capital Corporation currently beneficially owns 150,000 common shares of the Company (0.58% of the current issued and outstanding common share capital of the Company). Directly, Edco Financial Holdings Ltd. currently beneficially owns 5,193,715 common shares of the Company (20.10% of the current issued and outstanding common share capital of the Company). Combining all direct and indirect investments, Murray Edwards in aggregate is purchasing 400,000 non flow through shares and 355,000 flow through shares, and currently beneficially owns 9,604,029 common shares of the Company (37.16% of the current issued and outstanding common share capital of the Company).

Brian Kynoch is purchasing 5,025 flow through shares. Directly and indirectly, Brian Kynoch currently beneficially owns 172,053 common shares of the Company (0.67% of the current issued and outstanding common share capital of the Company).

Pierre Lebel is purchasing 5,000 flow through shares. Directly and indirectly, Pierre Lebel currently beneficially owns 214,948 common shares of the Company (0.83% of the current issued and outstanding common share capital of the Company).

Andre Deepwell is purchasing 3,000 flow through shares. Directly and indirectly, Andre Deepwell currently beneficially owns 42,165 common shares of the Company (0.16% of the current issued and outstanding common share capital of the Company).

Kelly Findlay is purchasing 3,000 flow through shares. Directly and indirectly, Kelly Findlay currently beneficially owns no common shares of the Company (0.00% of the current issued and outstanding common share capital of the Company).

Larry Moeller is purchasing 25,000 non flow through and 25,000 flow through shares. Directly and indirectly, Larry Moeller currently beneficially owns 791,184 common shares of the Company (3.06% of the current issued and outstanding common share capital of the Company).

(c) holdings of voting securities of the Company (direct or indirect) of each non-arm's length placee after the placement in terms of number and percentage:

Murray Edwards – 1,689,844 common shares (6.06% of the then issued and outstanding common share capital of the Company). Edco Oil & Gas Ltd. – 2,925,470 common shares (10.50% of the then issued and outstanding common share capital of the Company). Edco Capital Corporation – 550,000 (1.97% of the then issued and outstanding

common share capital of the Company). Combining all direct and indirect investments, Murray Edwards – 10,359,029 common shares (37.17% of the then issued and outstanding common share capital of the Company).

Brian Kynoch –177,078 common shares (0.64% of the then issued and outstanding common share capital of the Company).

Pierre Lebel – 219,948 common shares (0.79% of the then issued and outstanding common share capital of the Company).

Andre Deepwell – 45,165 common shares (0.16% of the then issued and outstanding common share capital of the Company).

Kelly Findlay – 3,000 common shares (0.01% of the then issued and outstanding common share capital of the Company).

Larry Moeller – 841,184 common shares held directly and indirectly (3.02% of the then issued and outstanding common share capital of the Company).

(d) if the Company is providing any financial assistance to the placee to facilitate the purchase, by way of loan, guaranty or otherwise, give particulars:

N/A.

6. Has the Company completed any other private placements within the past six months (include private placements that have been negotiated and are expected to be completed)?

No.

7. If the answer to question 6 is yes:

(a) dates on which each private placement closed and the number and class of listed securities issued or issuable under each placement:

N/A.

(b) number of securities of each class of equity securities issued and outstanding at the beginning of the six month period, excluding non-voting preferred shares:

N/A.

(c) state whether shareholders approved any of the private placements and, if so, identify which private placements were so approved:

N/A.

8. If the Company is subject to section 502 of the Exchange's General By-law:

 (a) could the placement potentially result in a change of control?

 No.

 (i) If so, identify the potential new controlling shareholder(s):

 N/A.

 (b) what will be the use of proceeds?

 Fund recommencement operations at the Company's wholly owned Mount Polley mine, as well as for further exploration and development of the Mount Polley property, as well as general working capital.

9. Any significant information regarding the proposed private placement not disclosed above:

 Not applicable.

We look forward to hearing from you in respect of this proposed transaction at your earliest convenience.

Yours truly,

IMPERIAL METALS CORPORATION



Andre Deepwell
CFO and Corporate Secretary
Direct Line: (604) 488-2666
E-Mail: andredeepwell@imperialmetals.com

Encl.

cc: Catalyst Corporate Finance Lawyers
Attention: Charlotte P. Bell

Anfield Sujir Kennedy & Durno
Attention: Verlee Webb


Imperial
Metals

NEWS RELEASE

Imperial Metals Corporation
580 Hornby Street, Suite 200
Vancouver, B.C.
Canada V6C 3B6
Tel: 604.669.8959
Fax: 604.687.4030
www.imperialmetals.com

Imperial Announces $16.23 Million Private Placement

Vancouver (October 5, 2004) - Imperial Metals Corporation (III:TSX) announces it has entered into a $9.45 million bought deal private placement agreement with Haywood Securities Inc. as lead underwriter in a syndicate with First Associates Investments Inc. The offering is for 900,000 Common Shares at $7.50 per share and 300,000 Flow Through Common Shares at $9.00 per share.

Concurrent with the bought deal financing certain Insiders, Directors, Officers and Employees of the Company will invest $6.78 million through a non brokered private placement for the purchase of 425,000 Common Shares and 400,000 Flow Through Common Shares on the same terms and conditions as the bought deal financing.

The net proceeds of the offering estimated at $15.6 million will be used to fund recommencement operations at the Company's wholly owned Mount Polley mine, as well as for further exploration and development of the Mount Polley property, and for general working capital purposes.

Closing of the private placement is scheduled for the week of October 18, 2004. The transaction is subject to the receipt of all necessary regulatory and stock exchange approvals.

-30-

For further information contact:
Brian Kynoch, President - 604.669.8959 or
Sabine Goetz, Investor Relations - 604.488.2657 / info@imperialmetals.com

82-34714



TORONTO STOCK EXCHANGE

October 18, 2004

Julie K. Shin
Team Manager
Listed Issuer Services
Toronto Stock Exchange
The Exchange Tower
130 King Street West
Toronto, Canada
M5X 1J2
T (416) 947-4539
F (416) 947-4547
julie.shin@tsx.com

VIA FAX AND MAIL

Andre Deepwell
Chief Financial Officer and Corporate Secretary
Imperial Metals Corporation
580 Hornby Street, Suite 200
Vancouver, B.C.
V6C 3B6

Dear Mr. Deepwell:

Re: Imperial Metals Corporation (the "Company")
Proposed Private Placement of Common Shares

Reference is made to your letter dated October 14, 2004, and accompanying notice of proposed private placement advising Toronto Stock Exchange ("TSX") that the Company proposes to issue 1,325,000 common shares at a price of $7.50 per common share and 700,000 common shares on a flow-through basis at a price of $9.00 per flow-through common share. TSX understands that the proposed private placement is partially non-arm's length to the Company, with non-arm's length parties subscribing for 396,025 common shares and 425,000 flow-through common shares.

TSX has determined to accept notice for filing of the proposed private placement and has conditionally approved the listing of 2,025,000 common shares issuable thereto subject to our receipt of the following documentation and closing on or before November 26, 2004:

a) written confirmation from the Company (i) of the date of closing; (ii) of the exact number of each of the Company's securities issued at the closing of the private placement to arm's length and non-arm's length identified separately; (iii) that the Company has not provided, nor will it provide, financial assistance of any kind to any placee, and (iv) that none of the securities issuable pursuant to the transaction will be subject to any arrangement with respect to the voting of such securities;

b) sample copy of each type of private placement subscription agreement;

c) copies of all other executed relevant agreements executed by the parties in connection with this transaction;

d) Private Placement Questionnaire and Undertaking executed by each placee;

e) opinion of counsel in respect of the issued securities; and

f) An additional listing fee in the amount of $21,614, calculated as a fixed fee of $1,000 for the first $1,000,000 of Listed Capitalization or part thereof and thereafter $1,200 for each $1,000,000 of Listed Capitalization or part thereof (subject to a maximum fee of $125,000), plus 7% GST.

Listing Capitalization means the value of shares to be listed by the company and is calculated as: (i) the price per common share of $7.50 and the price per flow-through common share of $9.00 multiplied by (ii) the number of shares to be listed, including any shares which have been authorized for issuance for a specific purpose.

Should you have any questions regarding the foregoing, please contact the undersigned.

Yours very truly,

TORONTO STOCK EXCHANGE



Julie K. Shin

/mh

Charlotte Bell

From: Julie.Shin@tsx.com

Sent: October 19, 2004 9:32 AM

To: Charlotte Bell

Subject: Re: Imperial Metals Corporation PP

Charlotte,

I confirm that the numbers below are acceptable.

Thanks,
Julie K. Shin
Team Manager
Listed Issuer Services
Toronto Stock Exchange
Tel. 416.947-4539
e-mail: julie.shin@tsx.com

Charlotte Bell <CBell@catalyst-law.com>

10/19/2004 12:12 PM

To: "'julie.shin@tsx.com'" <julie.shin@tsx.com>
cc:
Subject: Imperial Metals Corporation PP

Hi Julie,

The Company has advised that your notice reversed the insider participation numbers. It says insiders are buying 396,025 common shares and 425,000 flow-through shares. Actually, insiders are buying 425,000 common shares and 394,025 flow-through shares (Pierre Lebel is taking 2,000 less than their notice to you stated). Do we need a revised notice from you, or can you simply confirm by return email or fax that this is acceptable? Thanks!

Charlotte P. Bell
Catalyst Corporate Finance Lawyers
1400 - 1055 West Hastings Street
Vancouver, BC V6E 2E9
Phone: (604) 443-7013
Fax: (604) 443-7000
Email: cbell@catalyst-law.com
www.catalyst-law.com

82-34714

CATALYST
Corporate Finance Lawyers

November 18, 2004

BY COURIER

Toronto Stock Exchange
The Exchange Tower
130 King Street West
Toronto, ON M5X 1J2

Attention: Julie Shin, Team Manager, Listed Issuer Services

Dear Sirs:

Imperial Metals Corporation (the "Company")
Private Placement of 2,025,000 Shares

Further to your letter dated October 18, 2004 and email of October 19, 2004 in relation to the private placement of 2,025,000 shares of the Company, we now enclose the following final documentation:

1. the Company's written confirmation;
2. a sample form of the common share subscription agreement and a sample form of the flow-through subscription agreement;
3. a copy of the agency agreement;
4. a private placement questionnaire and undertaking executed by each of the 76 placees, with a list of the subscribers for your ease of reference;
5. our legal opinion; and
6. the Company's cheque in the amount of $21,614.00 in full payment of the additional listing fee.

We trust you will find the enclosed to be in order. If you have any questions or require any additional information, please do not hesitate to contact us. Otherwise, we look forward to receiving your final acceptance of the above and enclosed in due course. Thank you for your assistance with this matter.

Yours very truly,

CATALYST



Charlotte P. Bell
Direct Line: (604) 443-7013
E-Mail: cbell@catalyst-law.com

CPB/smo
Encls.
cc: Imperial Metals Corporation
Attention: Andre Deepwell

CONFIRMATION

November 10, 2004

Toronto Stock Exchange
The Exchange Tower
130 King Street West
Toronto, ON M5X 1J2

Attention: Julie Shin, Team Manager, Listed Issuer Services

Dear Sirs:

Imperial Metals Corporation (the "Company")
Private Placement of Units (the "Private Placement")

We confirm that:

1. the Private Placement closed on October 21, 2004;

2. 1,325,000 common shares of the Issuer were issued at the price of $7.50 per share, of which 425,000 common shares were issued to non-arm's length placees, and 700,000 flow-through common shares of the Issuer were issued at the price of $9.00 per share, of which 394,025 flow-through shares were issued to non-arm's length placees, for an aggregate of 2,025,000 shares issued;

3. the Company has not provided, nor will it provide, financial assistance of any kind, directly or indirectly, to any placee in connection with a subscription under the Private Placement; and

4. none of the securities issuable pursuant to the Private Placement will be subject to any arrangement with respect to the voting of such securities.

Yours truly,

IMPERIAL METALS CORPORATION



Andre Deepwell, Secretary and CFO

IMP300\PP Fall 2004\6248

IMP PP
82-34714


TSX

TORONTO stock EXCHANGE

Greg Ferron
Manager
Listed Issuer Services
The Exchange Tower
130 King Street West
Toronto, Canada M5X 1J2
T (416) 947-4477
F (416) 947-4547
greg.ferron@tsx.com

November 29, 2004

Charlotte P. Bell
Catalyst
1400 – 1055 West Hastings Street
Vancouver, B.C.
V6E 2E9

Dear Ms. Bell:

Re: Imperial Metals Corporation (the "Company")
Private Placement of Common Shares and Flow-Through Common Shares

---

This will confirm that Toronto Stock Exchange ("TSX") is in receipt of all documentation required in connection with the above-captioned matter.

An additional 1,325,000 common shares and 700,000 flow-through common shares of the Company have been listed and issued on TSX, pursuant to the aforementioned transaction.

Enclosed please find a receipted invoice in the amount of $21,614 indicating full payment to TSX of the additional listing fee, for which we thank you.

Should you have any questions or concerns with respect to the foregoing please do not hesitate to contact the undersigned.

Yours very truly,

TORONTO STOCK EXCHANGE

Greg Ferron

/mh

Enclosure

82-34714

RECEIVED
2005 FEB -4 A 10:45
OFFICE OF INTERNATIONAL CORPORATE FINANCE

FORM 45-501F1

Securities Act

SECURITIES ACT (ONTARIO) REPORT UNDER SECTION 72(3) OF THE ACT OR SECTION 7.5(1) OF RULE 45-501

1. Full name and address of the seller.

   Imperial Metals Corporation
   Suite #200, 580 Hornby Street
   Vancouver, BC
   V6C 3B6

2. Full name and address of the issuer of the securities traded.

   Imperial Metals Corporation
   Suite #200, 580 Hornby Street
   Vancouver, BC
   V6C 3B6

3. Description of the securities traded.

   307,500 Common Shares of the Issuer at the price of $7.50 per share and 160,000 Flow-Through Common Shares of the Issuer at the price of $9.00 per share.

4. Date of the trade(s).

   October 21, 2004

5. Particulars of the trade(s)

Name of Purchaser and Municipality and Jurisdiction of Residence	Amount or Number of Securities Purchased	Purchase Price Per Unit	Total Purchase Price (Canadian $)	Exemption Relied Upon
GFB Trading Inc. Toronto, ON	15,000 common shares	$7.50 per common share	$112,500	OSC Rule 45-501 s. 2.3
MAE Manchester Sault Ste Marie, ON	5,000 common shares	$7.50 per common share	$37,500	OSC Rule 45-501 s. 2.3
Denis Turcotte Sault Ste Marie, ON	7,500 common shares	$7.50 per common share	$56,250	OSC Rule 45-501 s. 2.3
Canadian General Investments Limited Toronto, ON	280,000 common shares	$7.50 per common share	$2,100,000	OSC Rule 45-501 s. 2.3

Mavrix A/C 204 Toronto, ON	40,000 flow-through common shares	$9.00 per share	$360,000	OSC Rule 45-501 s. 2.3
Front Street FT 2004-1 L.P. Toronto, ON	40,000 flow-through common shares	$9.00 per share	$360,000	OSC Rule 45-501 s. 2.3
NCE Diversified Flow-Through (04) Limited Toronto, ON	40,000 flow-through common shares	$9.00 per share	$360,000	OSC Rule 45-501 s. 2.3
CMP 2004 Resource Limited Partnership Toronto, ON	40,000 flow-through common shares	$9.00 per share	$360,000	OSC Rule 45-501 s. 2.3

6. The seller has prepared and certified a statement containing the full legal name and the full residential address of each purchaser identified in section 5 and a certified true copy of the list will be provided to the Commission upon request.

7. State the name and address of any person acting as agent in connection with the trade(s) and the compensation paid or to be paid to such agent.

   Haywood Securities Inc.
   2000 – 400 Burrard Street
   Vancouver, BC V6C 3A6

   Commission: $187,741.95 cash

   First Associates Investments Inc.
   Bay Wellington Tower
   BCE Place, Suite 900
   181 Bay Street
   P.O. Box 779
   Toronto, ON M5J 2T3

   Commission: $18,301.80 cash

8. Has the seller paid a participation fee for the current financial year in accordance with Rule 13-502?

   Yes

9. State the name (or title) and the telephone number of the person who may be contacted with respect to any questions regarding the contents of this report.

   Andre Deepwell, Chief Financial Officer of the Issuer, at (604) 488-2666

10. Certificate of seller or agent of seller.

The undersigned seller hereby certifies, or the undersigned agent of the seller hereby certifies to the best of the agent's information and belief, that the statements made in this report are true and correct.

DATED at Vancouver, BC, this 29th day of October, 2004.

IMPERIAL METALS CORPORATION
(Name of seller or agent - please print)



(Signature)

Secretary & CFO
(Official capacity - please print)

Andre Deepwell
(Please print name of individual whose signature appears above, if different from name of seller or agent printed above)

Notice – Collection and Use of Personal Information

The personal information prescribed by this form is collected on behalf of and used by the Ontario Securities Commission for purposes of administration and enforcement provisions of the securities legislation in Ontario. All of the information prescribed by this form, except for the information contained in the statement required to be prepared and certified by the seller under section 6 of this form, is made available to the public under the securities legislation of Ontario. If you have any questions about the collection and use of this information, contact the Ontario Securities Commission at the address below:

Ontario Securities Commission
Suite 1903, Box 55,
20 Queen Street West
Toronto, ON M5H 3S8

Attention: Administrative Assistant to the Director of Corporate Finance

Telephone: (416) 593-8200
Facsimile: (416) 593-8177

INSTRUCTIONS:

1. In answer to section 7 give the name of the person or company who has been or will be paid remuneration directly related to the trade(s), such as commissions, discounts or other fees or payments of a similar nature. It is not necessary to include payments for services incidental to the trade such as clerical, printing, legal or accounting services.

2. If the space provided for any answer is insufficient, additional sheets may be used and must be cross-referred to the relevant item and properly identified and signed by the person whose signature appears on the report. Note that issuers may file one Form 45-501F1 for a specific transaction that includes the required information for multiple purchasers.

3. If the seller has not paid a participation fee for the current financial year, or if this form is filed late, a fee may be payable under Rule 13-502. Otherwise, no fee is payable to the Commission in connection with the filing of this form. Cheques must be made payable to the Ontario Securities Commission.

4. Please print or type and file **two** signed copies with:

   Ontario Securities Commission
   Suite 1900, Box 55
   20 Queen Street West
   Toronto, Ontario M5H 3S8

82-34714

RECEIVED

2005 FEB -4 A 10:45

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Form 45-103F4
(formerly Form 45-902F)

Report of Exempt Distribution

Issuer information

1. State the full name, address and telephone number of the issuer of the security distributed. Include former name if name has changed since last report. Also state the full name and address of the vendor, if this report is filed (a) by a vendor who is not the issuer and (b) in connection with an exemption other than those contained in MI 45-103.

Imperial Metals Corporation
Suite #200, 580 Hornby Street
Vancouver, BC
V6C 3B6

Telephone Number: (604) 669-8959

2. State whether the issuer is or is not a reporting issuer and, if reporting, each of the jurisdictions in which it is reporting.

The Issuer is a reporting issuer in the Provinces of British Columbia, Saskatchewan, Ontario and Quebec.

Details of distribution

3. State the distribution date. If the report is being filed for securities distributed on more than one distribution date, state all distribution dates.

October 21, 2004

4. For each security distributed: (a) describe the type of security, and (b) state the total number of securities distributed. If the security is convertible or exchangeable, describe the type of underlying security, the terms of exercise or conversion and any expiry date.

1,325,000 common shares of the Issuer at the price of $7.50 per share and 700,000 flow-through common shares of the Issuer at the price of $9.00 per share.

5. Provide details of the distribution by completing the attached schedule.

6. Complete the following table for each Canadian and foreign jurisdiction where purchasers of the securities reside. Provide a total dollar value of all securities distributed in all jurisdictions. Do not include in this table, securities issued as payment for commissions or finder's fees disclosed under item 7, below.

Each jurisdiction where purchasers reside	Price per security (Canadian $)	Total dollar value raised from purchasers in the jurisdiction (Canadian $)
British Columbia	$7.50 per common share $9.00 per flow-through common share	$5,486,250

Each jurisdiction where purchasers reside	Price per security (Canadian $)	Total dollar value raised from purchasers in the jurisdiction (Canadian $)
Alberta	$7.50 per common share $9.00 per flow-through common share	7,005,000
Ontario	$7.50 per common share $9.00 per flow-through common share	3,746,250
Total dollar value of distribution in all jurisdictions (Canadian $)		$16,237,500

Commissions and finder's fees

7. Provide the following information for each person who is being compensated in connection with the distribution(s). When disclosing compensation paid or to be paid, include discounts, commissions or other fees or payments of a similar nature directly related to the distribution. Do not include payments for services incidental to the trade, such as clerical, printing, legal or accounting services.

Full name and address of person being compensated	Compensation paid (in Canadian $ and, if applicable, number and type of securities)	Exemption relied on and date of distribution (if applicable)	Price per share (Canadian $)
Haywood Securities Inc. 2000 - 400 Burrard Street Vancouver, BC V6C 3A6	$ 476,897.93 cash	N/A	N/A
First Associates Investments Inc. Bay Wellington Tower BCE Place, Suite 900 181 Bay Street P.O. Box 779 Toronto, ON M5J 2T3	$42,852.07 cash	N/A	N/A
TOTAL	$519,750 cash		

Certificate

On behalf of the issuer (or vendor), I certify that the statements made in this report and in each schedule to this report are true.

DATED at Vancouver, British Columbia, this 29th day of October, 2004.

Imperial Metals Corporation
Name of issuer or vendor *(please print)*

Secretary and CFO
Print name and position of person signing



Signature

Schedule

Provide the following information on a separate page attached to this report for each type of security distributed. **The information on this schedule will not be placed on the public file of any securities regulatory authority.**

If the report is being filed for securities distributed on more than one distribution date, add a column to identify the dates the securities were distributed.

In British Columbia, for distributions under the exemptions in Part 4 of Multilateral Instrument 45-103 Capital Raising Exemptions, non-reporting issuers must also give the telephone number and e-mail address of the purchaser. If the purchaser has refused to provide this information, the issuer must include a statement to this effect in the report.

Do not include in this table, securities issued as payment of commissions or finder's fees disclosed under item 7 of the form.

Full name and residential address of purchaser	Number and type of securities purchased	Total purchase price (Canadian $)	Exemption relied on
Charles Lyall 3392 West 38th Avenue Vancouver, BC V6N 2X7	40,000 common shares	$300,000	MI 45-103 s. 5.1(2)
William Meyer 205 – 2493 W. 1st Avenue Vancouver, BC V6K 1G5	5,000 common shares	$37,500	MI 45-103 s. 5.1(2)
Glenariff Investments 2741 30th Street Vernon, BC V1T 5C6	5,000 common shares	$37,500	MI 45-103 s. 5.1(2)
Reid E. Carter 1540 24th St. West Vancouver, BC V7V 4S3	5,000 common shares	$37,500	MI 45-103 s. 5.1(2)
C. Paul Sabiston 2810 Belleville Ave W. Vancouver, BC V7V 1E8	5,000 common shares	$37,500	MI 45-103 s. 5.1(2)
CW Marketing Ltd. c/o Bill Boden Suite 2500 – 1066 West Hastings Street PO Box 12539 Vancouver, BC V6E 3X1	5,000 common shares	$37,500	MI 45-103 s. 5.1(2)
Dave Crown 1375 10th Avenue W, Suite 6 Vancouver, BC V6H 1J7	10,000 common shares	$75,000	MI 45-103 s. 5.1(2)
Michael Fitzmaurice 505 – 1160 Burrard Street Vancouver, BC V6Z 2E8	5,000 common shares	$37,500	MI 45-103 s. 5.1(2)
Madelyn Lang 1619 Cayuga Drive NW Calgary, AB T2L 0N2	13,500 common shares	$101,250	MI 45-103 s. 5.1(2)

GFB Trading Inc. 175 Bloor St.East, South Tower, Suite 1802 Toronto, ON M4W 3R8	15,000 common shares	$112,500	BCI 72-503
Susanne Lang 1315 7th Street NW Calgary, AB T2M 3H3	6,500 common shares	$48,750	MI 45-103 s. 5.1(2)
John G. Platt 8369 Valley Dr. Whistler, BC V0N 1B8	5,000 common shares	$37,500	MI 45-103 s. 5.1(2)
FEI-BRENT Investment Inc. c/o 2000 – 400 Burrard St. Vancouver, BC V6C 3A6	7,500 common shares	$56,250	MI 45-103 s. 5.1(2)
MAE Manchester 50 Schultz Rd. Sault Ste Marie, ON P6A 5K7	5,000 common shares	$37,500	BCI 72-503
Paul Meidal 2055 Manuel Rd Kelowna, BC V1Z 2Z2	3,000 common shares	$22,500	MI 45-103 s. 5.1(2)
Paul &/or Kari Meidal JTWROS 2055 Manuel Rd Kelowna, BC V1Z 2Z2	5,000 common shares	$37,500	MI 45-103 s. 5.1(2)
Gordon P. Lyster 1257 Knights Court Port Coquitlam, BC V3C 5N3	2,500 common shares	$18,750	MI 45-103 s. 5.1(2)
Marna Disbrow PO Box 461 General Delivery Heriot Bay, BC V0P 1H0	7,500 common shares	$56,250	MI 45-103 s. 5.1(2)
Denis Turcotte 21 Summit Ave Sault Ste Marie, ON P6B 2S2	7,500 common shares	$56,250	BCI 72-503
Ronald Hughes 7430 Mark Crs Burnaby, BC V5A 1Z3	2,000 common shares	$15,000	MI 45-103 s. 5.1(2)
Pascal Simon Enterprises Ltd. PO Box 296 Whistler, BC V0N 1B0	2,500 common shares	$18,750	MI 45-103 s. 5.1(2)
Pascal Simon PO Box 296 Whistler, BC V0N 1B0	2,500 common shares	$18,750	MI 45-103 s. 5.1(2)
Anna Clark 11129 85A Ave Delta, BC V4C 7C7	25,000 common shares	$187,500	MI 45-103 s. 5.1(2)
Peter Meredith 1050 Cortell Street North Vancouver, BC V7P 2A3	2,500 common shares	$18,750	MI 45-103 s. 5.1(2)

Brian Robert Forbes #105 - 1188 Cardero St. Vancouver, BC V6G 3C4	2,000 common shares	$15,000	MI 45-103 s. 5.1(2)
Jaime Stallwood Box 257, Bentall Center Vancouver, BC V6C 2M7	2,500 common shares	$18,750	MI 45-103 s. 5.1(2)
John Graham Proust 6690 Marine Crescent Vancouver, BC V6P 5X1	2,000 common shares	$15,000	MI 45-103 s. 5.1(2)
Keith Smith 532 Alexander Crescent NW Calgary, AB T2M 4V1	4,000 common shares	$30,000	MI 45-103 s. 5.1(2)
Barrie Stafford 229 – 51519 Range Road 220 Sherwood Park, AB T8E 1H1	2,000 common shares	$15,000	MI 45-103 s. 5.1(2)
Canadian General Investments Limited 110 Younge Street, Suite 1601 Toronto, ON M5C 1T4	280,000 common shares	$2,100,000	BCI 72-503
Deans Knight Capital Management #730, 999 West Hastings St. Vancouver, BC V6C 2W2	73,900 common shares	$554,250	MI 45-103 s. 5.1(2)
Deans Knight Capital Management #730, 999 West Hastings St. Vancouver, BC V6C 2W2	326,100 common shares	$2,445,750	MI 45-103 s. 5.1(2)
Marilyn Jenkins 3532 W. 48th Ave Vancouver, BC V6N 3R1	5,000 common shares	$37,500	MI 45-103 s. 5.1(2)
Kaimar Investment Corp. 1885 Marine Dr. N. Vancouver, BC V7P 1V5	10,000 common shares	$75,000	MI 45-103 s. 5.1(2)
Larry Moeller 3220, 255 5th Ave SW Calgary, AB T2P 3G6	25,000 common shares	$187,500	MI 45-103 s. 5.1(2)
Edco Capital Corporation 3220, 255 5th Ave SW Calgary, AB T2P 3G6	400,000 common shares	$3,000,000	MI 45-103 s. 5.1(2)
Susan M. Gallacher 1116 Sydenham Road SW Calgary, AB T2T 0T4	3,400 flow-through common shares	$30,600	MI 45-103 s. 5.1(2)
Blair Anderson 1613 – 11 Avenue NW Calgary, AB T2N 1H1	1,670 flow-through common shares	$15,030	MI 45-103 s. 5.1(2)
Norman Campbell MacKay 2759 Sylvan Place Coquitlam, BC V3C 5A6	2,000 flow-through common shares	$18,000	MI 45-103 s. 5.1(2)

Philip Gregory 204 Blueridge Rise Calgary, AB T3L 2N6	3,000 flow-through common shares	$27,000	MI 45-103 s. 5.1(2)
Arthur Haladner 2482 Hudson Court West Vancouver, BC V7S 3J2	4,300 flow-through common shares	$38,700	MI 45-103 s. 5.1(2)
Vertex One Asset Management 1920 – 1177 West Hastings Street Vancouver, BC V6E 2K3	20,000 flow-through common shares	$180,000	MI 45-103 s. 5.1(2)
David Hall 1961 Tolmie Street Vancouver, BC V6R 4C1	4,000 flow-through common shares	$36,000	MI 45-103 s. 5.1(2)
Reid Ewart Carter 1540 24th Street West Vancouver, BC V7V 4S3	4,000 flow-through common shares	$36,000	MI 45-103 s. 5.1(2)
Thomas W. Beattie 5381 Monte Bre Court West Vancouver, BC V7W 3B2	2,400 flow-through common shares	$21,600	MI 45-103 s. 5.1(2)
Ricardo Salomon 6400 Woodwards Road Richmond, BC V7E 1H3	1,700 flow-through common shares	$15,300	MI 45-103 s. 5.1(2)
Mavrix A/C 204 36 Lombard St., Suite 600 Toronto, ON M5C 2X3	40,000 flow-through common shares	$360,000	BCI 72-503
Front Street FT 2004-1 L.P. 87 Front Street East, Suite 400 Toronto, ON M5E 1B8	40,000 flow-through common shares	$360,000	BCI 72-503
Anna Clark 11129 85A Ave Delta, BC V4C 7C7	6,000 flow-through common shares	$54,000	MI 45-103 s. 5.1(2)
James D. Kerr 1669 Allison Rd Vancouver, BC V6T 1S7	1,700 flow-through common shares	$15,300	MI 45-103 s. 5.1(2)
John Frederick Grieve 303 Queens Ave New Westminster, BC V3L 1K1	1,700 flow-through common shares	$15,300	MI 45-103 s. 5.1(2)
Shirley Goetjen RR #1 Didsbury, AB T0M 0W0	1,700 flow-through common shares	$15,300	MI 45-103 s. 5.1(2)
Dana Prince Suite 1810 – 1111 W. Georgia St. Vancouver, BC V6E 4M3	1,700 flow-through common shares	$15,300	MI 45-103 s. 5.1(2)
David Jenkins 3532 W.48th Ave Vancouver, BC V6N 3R1	4,000 flow-through common shares	$36,000	MI 45-103 s. 5.1(2)

NCE Diversified Flow-Through (04) Limited Partnership 130 King St. West, Suite 2850 Toronto, ON M5X 1A4	40,000 flow-through common shares	$360,000	BCI 72-503
Endeavour Flow-Through (2004) Limited Partnership #3123 – 595 Burrard St. Vancouver, BC V7X 1J1	10,000 flow-through common shares	$90,000	MI 45-103 s. 5.1(2)
Wayne Deans 730 – 999 W. Hastings St. Vancouver, BC V6C 2W2	10,000 flow-through common shares	$90,000	MI 45-103 s. 5.1(2)
Anglo Celtic Exploration Ltd. 800 – 625 Howe St. Vancouver, BC V6C 2T6	2,000 flow-through common shares	$18,000	MI 45-103 s. 5.1(2)
Vilnis Kajaks 2125 Berkley Ave North Vancouver, BC V7H 1Z6	2,000 flow-through common shares	$18,000	MI 45-103 s. 5.1(2)
Martha Howlett 1340 Palmerston Ave West Vancouver, BC V7T 2H7	2,000 flow-through common shares	$18,000	MI 45-103 s. 5.1(2)
Norrep Performance 2004 Flow-Through Limited Partnership 1500, 510 – 5th St. SW Calgary, AB T2P 3S2	10,730 flow-through common shares	$96,570	MI 45-103 s. 5.1(2)
Rhone 2004 Flow-Through Limited Partnership 1050 – 1075 West Georgia St. Vancouver, BC V6E 3C9	40,000 flow-through common shares	$360,000	MI 45-103 s. 5.1(2)
CMP 2004 Resource Limited Partnership 55th Floor, Scotia Plaza 40 King Street West Toronto, ON M5H 4A9	40,000 flow-through common shares	$360,000	BCI 72-503
Kelly Anne Findlay 1800 Layton Drive North Vancouver, BC V7H 1X9	3,000 flow-through common shares	$27,000	MI 45-105 s. 2.1(2)*
Brian Kynoch 2798 West 36th Ave Vancouver, BC V6N 2P8	5,025 flow-through common shares	$45,225	MI 45-105 s. 2.1(2)*
Todd Edward Morgan 2024 13th Avenue West Vancouver, BC V6J 2H7	275 flow-through common shares	$2,475	MI 45-105 s. 2.1(2)*
Andre Deepwell 7505 Kilrea Place Burnaby, BC V5A 3N8	3,000 flow-through common shares	$27,000	MI 45-105 s. 2.1(2)*
Sabine Goetz 406 – 1242 Town Centre Blvd Coquitlam, BC V3B 7R6	700 flow-through common shares	$6,300	MI 45-105 s. 2.1(2)*

Stephen Robertson 1969 B Lower Road Roberts Creek, BC V0N 2W6	1,000 flow-through common shares	$9,000	MI 45-105 s. 2.1(2)*
Jack Zuke 1146 Pembroke Avenue Kamloops, BC V2B 7W6	1,000 flow-through common shares	$9,000	MI 45-105 s. 2.1(2)*
Keith Smith 532 Alexander Crescent NW Calgary, AB T2M 4V1	1,000 flow-through common shares	$9,000	MI 45-103 s. 5.1(2)
Stuart Graham Briscoe 6913 Lefroy Crt SW Calgary, AB T3E 6H1	1,000 flow-through common shares	$9,000	MI 45-103 s. 3.1(2)
Sheila M. Colwill #203, 1710 West 13th Avenue Vancouver, BC V6J 2H1	1,000 flow-through common shares	$9,000	MI 45-105 s. 2.1(2)*
Larry Moeller 3220, 255 5th Ave SW Calgary, AB T2P 3G6	25,000 flow-through common shares	$225,000	MI 45-103 s. 5.1(2)
N. Murray Edwards 3220, 255 5th Ave SW Calgary, AB T2P 3G6	220,000 flow-through common shares	$1,980,000	MI 45-103 s. 5.1(2)
Edco Oil & Gas 3220, 255 5th Ave SW Calgary, AB T2P 3G6	135,000 flow-through common shares	$1,215,000	MI 45-103 s. 5.1(2)
Pierre Lebel 629 Verona Place North Vancouver, BC V7N 3A4	3,000 flow-through common shares	$27,000	MI 45-105 s. 2.1(2)*
		$16,237,500.00	

*** NOTE: Disclosure of trades made using s. 2.1(2) of MI 45-105 are for your information purposes only.**

IT IS AN OFFENCE TO MAKE A MISREPRESENTATION IN THIS REPORT.

Instruction:

1. File this report and the applicable fee with the securities regulatory authority in each jurisdiction in which the issuer has distributed securities on or before the 10th day after the distribution of the security.

2. If distributions have not occurred within 10 days of each other, separate reports must be filed.

3. In order to determine the fee payable, consult the securities legislation of each jurisdiction. In some jurisdictions, the fee is calculated as a percentage of the proceeds realized by the issuer from, or total dollar value of, the securities distributed in that jurisdiction, as set out in item 5 of this report.

Notice – Collection and use of personal information

The personal information required under this form is collected on behalf of and used by the securities regulatory authorities for the purposes of the administration and enforcement of the securities legislation. Freedom of information legislation in certain jurisdictions may require the securities regulatory authority to make this information available if requested. As a result, the public may be able to obtain access to the information.

If you have any questions about the collection and use of this information, contact the securities regulatory authorities in the jurisdictions where the form is filed, at the address(es) set out below.

Alberta Securities Commission
4th Floor, 300 – 5th Avenue SW
Calgary, AB T2P 1L2
Telephone: (403) 297-6454
Facsimile: (403) 297-6156

British Columbia Securities Commission
P.O. Box 10142, Pacific Centre
701 West Georgia Street
Vancouver, BC V7Y 1L2
Telephone: (604) 899-6854
Toll free in British Columbia and Alberta 1-800-373-6393
Facsimile: (604) 899-6506

The Manitoba Securities Commission
1130 – 405 Broadway Avenue
Winnipeg, MB R3C 3L6
Telephone: (204) 945-2548
Facsimile: (204) 945-0330

Securities Commission of Newfoundland
P.O. Box 8700
2nd Floor, West Block
Confederation Building
St. John's, NFLD A1B 4J6
Telephone: (709) 729-4189
Facsimile: (709) 729-6187

Government of the Northwest Territories
Department of Justice
Securities Registry
1st Floor Stuart M. Hodgson Building
5009 – 49th Street

Yellowknife, NT X1A 2L9
Telephone: (867) 920-3318
Facsimile: (867) 873-0243

Nova Scotia Securities Commission
2nd Floor, Joseph Howe Building
1690 Hollis Street
Halifax, NS B3J 3J9
Telephone: (902) 424-7768
Facsimile: (902) 424-4625

Government of Nunavut
Department of Justice, Legal Registries Division
P.O. Box 1000 – Station 570
1st Floor, Brown Building
Iqaluit NU X0A 0H0
Telephone: (867) 975-6190
Facsimile: (867) 975-6194

Prince Edward Island Securities Office
95 Rochford Street, P.O. Box 2000
Charlottetown, PE C1A 7N8
Telephone: (902) 368-4569
Facsimile: (902) 368-5283

Saskatchewan Financial Services Commission
6th Floor, 1919 Saskatchewan Drive
Regina, SK S4P 3V7
Telephone: (306) 787-5879
Facsimile: (306) 787-5899

82-34714

RECEIVED
2005 FEB -4 A 9:47
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Form 51-102F3
Material Change Report

Item 1 Name and Address of Company

Imperial Metals Corporation
Suite 200 – 580 Hornby Street
Vancouver, BC V6C 3B6

Item 2 Date of Material Change

October 5, 2004

Item 3 News Release

October 5, 2004 – Vancouver, British Columbia

A news release was issued through CCN Matthews on October 5, 2004 and was electronically filed through SEDAR.

Item 4 Summary of Material Change

Imperial Metals Corporation announced it has entered into a $9.45 million bought deal private placement agreement with Haywood Securities Inc. as lead underwriter in a syndicate with First Associates Investments Inc. The offering is for 900,000 Common Shares at $7.50 per share and 300,000 Flow Through Common Shares at $9.00 per share.

Concurrent with the bought deal financing certain Insiders, Directors, Officers and Employees of the Company will invest $6.78 million through a non brokered private placement for the purchase of 425,000 Common Shares and 400,000 Flow Through Common Shares on the same terms and conditions as the bought deal financing.

Item 5 Full Description of Material Change

Imperial Metals Corporation announced it has entered into a $9.45 million bought deal private placement agreement with Haywood Securities Inc. as lead underwriter in a syndicate with First Associates Investments Inc. The offering is for 900,000 Common Shares at $7.50 per share and 300,000 Flow Through Common Shares at $9.00 per share.

Concurrent with the bought deal financing certain Insiders, Directors, Officers and Employees of the Company will invest $6.78 million through a non brokered private placement for the purchase of 425,000 Common Shares and 400,000 Flow Through Common Shares on the same terms and conditions as the bought deal financing.

The net proceeds of the offering estimated at $15.6 million will be used to fund recommencement operations at the Company's wholly owned Mount Polley mine, as well as for further exploration and development of the Mount Polley property, and for general working capital purposes.

Closing of the private placement is scheduled for the week of October 18, 2004. The transaction is subject to the receipt of all necessary regulatory and stock exchange approvals.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

Andre Deepwell, Chief Financial Officer
Telephone 604.669.8959

Item 9 Date of Report

DATED at Vancouver, British Columbia, this 5th day of October, 2004.

IMPERIAL METALS CORPORATION

Per: *"Andre H. Deepwell"*
Signature of authorized signatory
Andre H. Deepwell, Chief Financial Officer
Name and office of authorized signatory


Imperial
Metals

NEWS RELEASE

Imperial Metals Corporation
580 Hornby Street, Suite 200
Vancouver, B.C.
Canada V6C 3B6
Tel: 604.669.8959
Fax: 604.687.4030
www.imperialmetals.com

Imperial Announces $16.23 Million Private Placement

Vancouver (October 5, 2004) - Imperial Metals Corporation (III:TSX) announces it has entered into a $9.45 million bought deal private placement agreement with Haywood Securities Inc. as lead underwriter in a syndicate with First Associates Investments Inc. The offering is for 900,000 Common Shares at $7.50 per share and 300,000 Flow Through Common Shares at $9.00 per share.

Concurrent with the bought deal financing certain Insiders, Directors, Officers and Employees of the Company will invest $6.78 million through a non brokered private placement for the purchase of 425,000 Common Shares and 400,000 Flow Through Common Shares on the same terms and conditions as the bought deal financing.

The net proceeds of the offering estimated at $15.6 million will be used to fund recommencement operations at the Company's wholly owned Mount Polley mine, as well as for further exploration and development of the Mount Polley property, and for general working capital purposes.

Closing of the private placement is scheduled for the week of October 18, 2004. The transaction is subject to the receipt of all necessary regulatory and stock exchange approvals.

-30-

For further information contact:
Brian Kynoch, President - 604.669.8959 or
Sabine Goetz, Investor Relations - 604.488.2657 / info@imperialmetals.com

02 34117

Form 51-102F3
Material Change Report

Item 1 Name and Address of Company

Imperial Metals Corporation
Suite 200 – 580 Hornby Street
Vancouver, BC V6C 3B6

Item 2 Date of Material Change

October 21, 2004

Item 3 News Release

October 21, 2004 – Vancouver, British Columbia

A news release was issued through CCN Matthews on October 21, 2004 and was electronically filed through SEDAR.

Item 4 Summary of Material Change

Imperial Metals Corporation has completed a $16.23 million bought deal private placement financing through Haywood Securities Inc., as lead underwriter in a syndicate with First Associates Investments Inc.

Item 5 Full Description of Material Change

Imperial Metals Corporation has completed a $16.23 million bought deal private placement financing through Haywood Securities Inc., as lead underwriter in a syndicate with First Associates Investments Inc.

A total of 900,000 Common Shares at $7.50 per share and 300,000 Flow Through Common Shares at $9.00 per share have been sold resulting in estimated net proceeds of $8.8 million.

Concurrent with the bought deal financing, certain Insiders, Directors, Officers, Employees and Associates of the Company purchased 425,000 Common Shares and 400,000 Flow Through Common Shares on the same terms and conditions as the bought deal financing for net proceeds of $6.8 million.

The $15.6 million net proceeds will be used to fund recommencement operations at the Company's wholly owned Mount Polley mine, as well as for further exploration and development of the Mount Polley property, and for general working capital purposes.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

Andre Deepwell, Chief Financial Officer
Telephone 604.669.8959

Item 9 Date of Report

DATED at Vancouver, British Columbia, this 21st day of October, 2004.

IMPERIAL METALS CORPORATION

Per: *"Andre H. Deepwell"*
Signature of authorized signatory
Andre H. Deepwell, Chief Financial Officer
Name and office of authorized signatory



NEWS RELEASE

Imperial Metals Corporation
580 Hornby Street, Suite 200
Vancouver, B.C.
Canada V6C 3B6
Tel: 604.669.8959
Fax: 604.687.4030
www.imperialmetals.com

Imperial Completes $16.23 Million Private Placement

Vancouver (October 21, 2004) - Imperial Metals Corporation (III:TSX) has completed a $16.23 million bought deal private placement financing through Haywood Securities Inc., as lead underwriter in a syndicate with First Associates Investments Inc.

A total of 900,000 Common Shares at $7.50 per share and 300,000 Flow Through Common Shares at $9.00 per share have been sold resulting in estimated net proceeds of $8.8 million.

Concurrent with the bought deal financing, certain Insiders, Directors, Officers, Employees and Associates of the Company purchased 425,000 Common Shares and 400,000 Flow Through Common Shares on the same terms and conditions as the bought deal financing for net proceeds of $6.8 million.

The $15.6 million net proceeds will be used to fund recommencement operations at the Company's wholly owned Mount Polley mine, as well as for further exploration and development of the Mount Polley property, and for general working capital purposes.

-30-

For further information contact:
Brian Kynoch, President - 604.669.8959;
Sabine Goetz, Investor Relations - 604.488.2657 / info@imperialmetals.com